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Exhibit 4.1

HILTON HOTELS
2005 EXECUTIVE DEFERRED COMPENSATION PLAN

Effective as of November 12, 2004

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ARTICLE X ADMINISTRATION		12
10.1 —	Committee	12
10.2 —	Committee Action	13
10.3 —	Powers and Duties of the Committee	13
10.4 —	Construction and Interpretation	13
10.5 —	Information	14
10.6 —	Compensation, Expenses and Indemnity	14
10.7 —	Quarterly Statements	14
ARTICLE XI MISCELLANEOUS		14
11.1 —	Unsecured General Creditor	14
11.2 —	Restriction Against Assignment	14
11.3 —	Withholding	15
11.4 —	Amendment, Modification, Suspension or Termination	15
11.5 —	Governing Law	15
11.6 —	Receipt or Release	15
11.7 —	Payments on Behalf of Persons Under Incapacity	15
11.8 —	Headings	15

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HILTON HOTELS
2005 EXECUTIVE DEFERRED COMPENSATION PLAN

        WHEREAS, Hilton Hotels Corporation (the "Company") hereby establishes a deferred compensation plan (the "Plan"), effective as of November 12, 2004 for deferrals with respect to Compensation (as defined below) to be earned or to be otherwise paid on or after January 1, 2005, to provide supplemental retirement income benefits for a select group of management and highly compensated employees through deferrals of base salary and bonus compensation and Company contributions.

        NOW, THEREFORE, the Plan is hereby established, on the terms and conditions hereinafter set forth:

ARTICLE I
TITLE AND DEFINITIONS

1.1—Title.

        This Plan shall be known as the Hilton Hotels 2005 Executive Deferred Compensation Plan.

1.2—Definitions.

        Whenever the following words and phrases are used in this Plan, with the first letter capitalized, they shall have the meanings specified below.

        "Base Salary Deferral" shall mean that portion of Base Salary as to which an Eligible Employee has made an irrevocable election to defer receipt of until the date specified under the In-Service Distribution Option and/or the Separation Distribution Option.

        "Beneficiary" or "Beneficiaries" shall mean the person or persons, including a trustee, personal representative or other fiduciary, last designated in writing by a Participant in accordance with procedures established by the Committee to receive all of the benefits specified hereunder in the event of the Participant's death. No Beneficiary designation shall become effective until it is filed with the Committee. If there is no Beneficiary designation in effect, or if there is no surviving designated Beneficiary, then the Participant's surviving spouse shall be the Beneficiary. If there is no surviving spouse to receive any benefits payable in accordance with the preceding sentence, the duly appointed and currently acting personal representative of the Participant's estate (which shall include either the Participant's probate estate or living trust) shall be the Beneficiary. In any case where there is no such personal representative of the Participant's estate duly appointed and acting in that capacity within 90 days after the Participant's death (or such extended period as the Committee determines is reasonably necessary to allow such personal representative to be appointed, but not to exceed 180 days after the Participant's death), then Beneficiary shall mean the person or persons who can verify by affidavit or court order to the satisfaction of the Committee that they are legally entitled to receive the benefits specified hereunder. In the event any amount is payable under the Plan to a minor, payment shall not be made to the minor, but instead be paid (i) to that person's living parent(s) to act as custodian, (ii) if that person's parents are then divorced, and one parent is the sole custodial parent, to such custodial parent, or (iii) if no parent of that person is then living, to a custodian selected by the Committee to hold the funds for the minor under the Uniform Transfers or Gifts to Minors Act in effect in the jurisdiction in which the minor resides. If no parent is living and the Committee decides not to select another custodian to hold the funds for the minor, then payment shall be made to the duly appointed and currently acting guardian of the estate for the minor or, if no guardian of the estate for the minor is duly appointed and currently acting within 60 days after the date the amount becomes payable, payment shall be deposited with the court having jurisdiction over the estate of the minor.

        "Board" shall mean the Board of Directors of Hilton Hotels Corporation.

        "Bonus Compensation Deferral" shall mean that portion of Bonus Compensation as to which an Eligible Employee has made an irrevocable election to defer receipt of until the date specified under the In-Service Distribution Option and/or the Separation Distribution Option.

        "Change in Control" shall have the same meaning ascribed to the term "change in control" under the Treasury regulations to be issued under section 409A of the Code.

        "Code" shall mean the Internal Revenue Code of 1986, as amended.

        "Committee" shall mean the Committee appointed by the Board to administer the Plan in accordance with Article X, or its delegate.

        "Company" shall mean Hilton Hotels Corporation, any successor corporation and each corporation which is a member of a controlled group of corporations (within the meaning of section 414(b) of the Code) of which Hilton Hotels Corporation is a component member.

        "Company Contribution" shall equal the amount described in Section 4.2.

        "Compensation" shall mean the total salary paid to the Eligible Employee, including cash bonuses, in a Plan Year. An Eligible Employee's "Compensation" shall consist of the Eligible Employee's "Base Salary" as in effect from time to time during a Plan Year and the Eligible Employee's "Bonus Compensation" which shall equal the amount of any cash incentive to be paid to an Eligible Employee under an incentive plan maintained by the Company.

        "Compensation Deferral" means that portion of Compensation as to which a Participant has made an irrevocable election to defer receipt until the date specified under the In-Service Distribution Option and/or the Separation Distribution Option.

        "Disabled" or "Disability" shall mean that a Participant is disabled due to sickness or injury which qualifies the Participant for disability payments under the Company's long term disability plan. A Participant shall be considered totally and permanently disabled on the date he qualifies for such long term disability payments.

        "Distribution Option" shall mean the two distribution options which are available under the Plan, consisting of the Separation Distribution Option and the In-Service Distribution Option.

        "Distribution Option Account" or "Accounts" shall mean, with respect to a Participant, the Separation Distribution Account and/or the In-Service Distribution Account(s) established on the books of account of the Company, pursuant to Article IV, for each Participant.

        "Effective Date" shall mean November 12, 2004.

        "Eligible Employee" shall mean (i) officers of Hilton Hotels Corporation at the Vice President level or higher, (ii) hotel managers who are employed by the Company and selected by the Committee to participate in the Plan pursuant to Article II, or (iii) Highly Compensated Employees who are selected by the Committee to participate in the Plan pursuant to Section 2.1.

        "Enrollment Agreement" shall mean the authorization form which an Eligible Employee files with the Committee to participate in the Plan.

        "Fund" or "Funds" shall mean one or more of the investments selected by the Committee pursuant to Section 3.3(a).

        "Highly Compensated Employee" shall mean an employee of the Company who the Committee, in its discretion, anticipates will receive Compensation in excess of the salary limitation contained in section 401(a)(17) of the Code for the applicable Plan Year.

        "In-Service Distribution Account or Accounts" shall mean the Account(s) maintained for a Participant to which Compensation Deferrals and Company Contributions are credited pursuant to the In-Service Distribution Option.

        "In-Service Distribution Option" shall mean the Distribution Option pursuant to which benefits are payable in accordance with Article VI.

        "Investment Return" shall mean, for each Fund, an amount equal to the net investment performance of such Fund on a given day, as determined by the Committee.

        "Key Employee" shall mean (i) officers of the Company having annual compensation greater than $130,000 (adjusted for inflation and limited to 50 employees), (ii) five percent owners, and (iii) one percent owners having annual compensation from the employer greater than $150,000, all as determined by the Committee in a manner consistent with the regulations issues under section 409A of the Code.

        "Participant" shall mean any Eligible Employee who elects to defer Compensation in accordance with Section 3.1.

        "Plan" shall mean the Hilton Hotels 2005 Executive Deferred Compensation Plan set forth herein, in effect as of the Effective Date, or as amended from time to time.

        "Plan Year" shall mean the 12 consecutive month period beginning on a January 1.

        "Retirement" shall mean a Participant's Separation from Service (for reasons other than death) on or after the combination of the Participant's age and Years of Vesting Service equals at least 55.

        "Separation Date" shall mean the date a Participant incurs a Separation from Service.

        "Separation Distribution Account" shall mean the Account maintained for a Participant to which Compensation Deferrals and Company Contributions are credited pursuant to the Separation Distribution Option.

        "Separation Distribution Option" shall mean the Distribution Option pursuant to which benefits are payable in accordance with Article VI.

        "Separation from Service" shall mean a Participant's separation from service with the Company within the meaning of section 409A of the Code and the regulations issued thereunder.

        "Year of Vesting Service" shall mean a "Year of Vesting Service" as defined in the Hilton Hotels 401(k) Savings Plan.

ARTICLE II
PARTICIPATION

        Prior to December 31 of each Plan Year, the Committee shall designate which hotel managers and which Highly Compensated Employees shall become Eligible Employees for the following Plan Year. An Eligible Employee designated as a Participant shall thereafter, unless otherwise determined by the Committee, be eligible to make a Compensation Deferral for each Plan Year. Participation in the Plan shall be made conditional upon an Eligible Employee's acknowledgement, in writing or by making a deferral election under the Plan, that all decisions and determinations of the Committee shall be final and binding on the Participant, his or her beneficiaries and any other person having or claiming an interest under the Plan.

ARTICLE III
DEFERRAL ELECTIONS

3.1—Elections to Defer Compensation.

          (a)   Each Eligible Employee may elect to make a Compensation Deferral by filing with the Committee an election that conforms to the requirements set forth in this Article III, on an Enrollment Agreement provided by the Committee, no later than December 31 of the Plan Year preceding the Plan Year for which the Compensation is to be earned and specifying whether the Participant elects a Base Salary Deferral or a Bonus Compensation Deferral or a combination, the Distribution Option Accounts to which such amounts will be credited, the form and timing of distribution and such other information as the Committee shall require.

            (i)    Notwithstanding (a) above, if an Eligible Employee's Bonus Compensation is "performance-based compensation" as contemplated by section 409A of the Code and related regulations, the Committee may allow the Eligible Employee to elect to defer all or a portion of his Bonus Compensation for a Plan Year at a time determined by the Committee, which may be no less than six months before the end of the applicable Plan Year in which such Bonus Compensation is to be earned.

            (ii)   The Eligible Employee shall elect to allocate his or her Compensation Deferrals (and any Company Contributions that may be credited with respect thereto) between the Distribution Options in whole percentage increments; provided that 100 percent of such Deferrals (and Company Contributions) may be allocated to one or the other of the Distribution Options.

            (iii)  The Committee may establish minimum or maximum amounts that may be deferred under this Section and may change such standards from time to time. Any such limits shall be communicated by the Committee to the Plan Administrator and by the Plan Administrator to the Participants prior to the commencement of a Plan Year. No Participant may have more than one Separation Distribution Account.

          (b)   Notwithstanding anything herein to the contrary, no Eligible Employee shall be permitted to defer Compensation which the Committee reasonably determines is required to pay the Eligible Employee's portion of payroll taxes and contributions towards benefits (including, but not limited to, medical, life, dental and disability) provided to the Eligible Employee and his or her dependents.

          (c)   Any Compensation Deferral made under Section 3.1(a) above shall remain in effect and be irrevocable, notwithstanding any change in a Participant's Compensation, for the entire Plan Year for which it is effective and for all subsequent Plan Years unless the Participant files a new Enrollment Agreement changing his or her Compensation Deferral election for a subsequent Plan Year in accordance with Section 3.1(a) above. If a Participant elects to allocate all or a portion of his Compensation Deferrals to an In-Service Distribution Account, that election will remain effective only for the Plan Year to which the Enrollment Agreement relates. If the Participant does not elect an in-service distribution date for deferrals to the In-Service Distribution Account in a subsequent Plan Year, such deferrals shall automatically be allocated to the Participant's Separation Distribution Account. Compensation Deferral elections shall be made on an Enrollment Agreement filed with the Committee by December 31 of a Plan Year (or such earlier date as may be designated by the Committee) to make a Compensation Deferral for Compensation to be earned on or after January 1 of the immediately following Plan Year.

          (d)   The Committee may, in its discretion, permit Employees who first become Eligible Employees after the beginning of a Plan Year, including Employees who become Eligible Employees because they are promoted or hired by the Company on or after January 1 of a Plan

  Year to a position of Vice President or as a hotel manager designated by the Committee as an Eligible Employee, to enroll in the Plan for that Plan Year by filing a completed and fully executed Enrollment Agreement as soon as practicable following the date the Employee becomes an Eligible Employee but, in any event, within 30 days after such date. Notwithstanding the foregoing, however, any Enrollment Agreement executed by an Eligible Employee, pursuant to this Section, to make a Compensation Deferral shall apply only to Compensation earned by the Eligible Employee after the date on which such Enrollment Agreement is filed.

          (e)   All deferral elections under the Plan shall be made in accordance with section 409A of the Code, and the regulations thereunder.

3.2—Distribution Elections.

        Subject to Section 3.4, in the Enrollment Agreement, each Eligible Employee shall select the form and the timing of payment with respect to the Eligible Employee's Compensation Deferral. An Eligible Employee's deferral election under this Article III shall not be effective unless and until the Eligible Employee makes the required distribution elections under this Section 3.2. Each Eligible Employee shall make the following form and timing of payment elections:

          (a)    Retirement.    An Eligible Employee shall elect the form of payment in which amounts credited to the Eligible Employee's Distribution Option Accounts shall be paid where (i) the Eligible Employee's Separation Date occurs on or after eligibility for Retirement and (ii) the amount to be distributed from all of the Eligible Employee's Distribution Option Accounts exceeds $100,000 (taking into account all deferrals made to all of the Eligible Employee's Distribution Option Accounts), and shall specify the date on which payments shall commence. The Eligible Employee may elect a lump sum, or quarterly, semi-annual or annual installments payable over 5, 10, 15 or 20 years and may elect a specific date for commencement that is one to ten years following the Eligible Employee's Separation Date but no later than the date on which the Eligible Employee attains age 65. This election shall apply to all Compensation Deferrals credited on behalf of the Eligible Employee to his Distribution Option Accounts in the Plan Year to which the Enrollment Agreement relates and all subsequent Plan Years unless changed in a subsequent Enrollment Agreement in accordance with Section 3.4 below. In the event the amount to be distributed from a Participant's Distribution Option Accounts upon a Separation from Service after eligibility for Retirement does not exceed $100,000 (taking into account all deferrals made to all of the Eligible Employee's Distribution Option Accounts) as of the applicable distribution date, the Participant's Distribution Option Accounts shall be paid in a lump sum in accordance with Section 6.2 without regard to the Participant's actual form of payment election(s).

          (b)    In-Service Distribution.    An Eligible Employee shall elect (i) the form of payment in which amounts credited to the Eligible Employee's In-Service Distribution Account, if applicable, shall be paid where the amount to be distributed exceeds $25,000 and (ii) the Plan Year in which such payment shall commence; provided that the Plan Year selected in (ii) may not be prior to the third Plan Year following the Plan Year in which the Compensation Deferral is made. The Eligible Employee may elect a lump sum, or quarterly, semi-annual or annual installments payable over 2, 3, 4 or 5 years. This election shall apply only to the Compensation Deferrals credited on behalf of the Eligible Employee to the In-Service Distribution Account created pursuant to the Enrollment Form to which such Compensation Deferrals relate, except to the extent changed pursuant to a subsequent election in accordance with Section 3.4 below. In the event the amount to be distributed from a Participant's In-Service Distribution Account does not exceed $25,000 as of the applicable distribution date, the Participant's In-Service Distribution Account shall be paid in a lump sum in accordance with Section 6.2 without regard to the Participant's actual form of payment election(s). If a Participant incurs a Separation from Service prior to the in-service distribution date elected by the Participant with respect to the Participant's In-Service Distribution

  Account, the Participant's distribution election with respect to such In-Service Distribution Account shall become invalid and distribution shall instead be made in accordance with the Participant's elections under Sections 3.2(a), 3.2(c) or 3.4, as applicable.

          (c)    Separation from Service.

          An Eligible Employee shall elect the form of payment in which amounts credited to the Eligible Employee's Separation Distribution Account, if applicable, shall be paid where (i) the Eligible Employee's Separation Date occurs prior to eligibility for Retirement, and (ii) the amount to be distributed from all of the Eligible Employee's Distribution Option Accounts exceeds $100,000 (taking into account all deferrals made to all of the Eligible Employee's Distribution Option Accounts). The Eligible Employee may elect a lump sum, or annual installments payable over 5 years. This election shall apply to all Compensation Deferrals credited on behalf of the Eligible Employee to his Distribution Option Accounts in the Plan Year to which the Enrollment Agreement relates and all subsequent Plan Years unless changed in a subsequent Enrollment Agreement in accordance with Section 3.4 below. In the event the amount to be distributed from a Participant's Distribution Option Accounts upon a Separation from Service before eligibility for Retirement does not exceed $100,000 (taking into account all deferrals made to all of the Eligible Employee's Distribution Option Accounts) as of the applicable distribution date, the Participant's Distribution Option Accounts shall be paid in a lump sum in accordance with Section 6.2 without regard to the Participant's actual form of payment election(s).

3.3—Investment Elections.

          (a)   At the time of making the deferral elections described in Section 3.1 and the distribution elections described in Section 3.2, the Participant shall designate, in a manner prescribed by the Committee, which Funds the Participant's Accounts will be deemed to be invested in for purposes of determining the Investment Return to be credited to those Accounts. The Funds shall be as selected by the Committee from time to time and the Committee may add, change, or delete Funds at any time. In making the designation pursuant to this Section 3.3, the Participant may specify that all or any whole percentage of his Accounts be deemed to be invested in one or more of the Funds. A Participant may change the designation made under this Section 3.3, in a manner prescribed by the Committee, on any business day. Such change shall be effective as soon as administratively feasible after it is received.

          (b)   If a Participant fails to elect a type of Fund under this Section 3.3, he or she shall be deemed to have elected an S & P 500 Index Fund (or, if no such Fund exists, the Fund designated by the Committee).

          (c)   Although the Participant may designate the Funds according to Section 3.3(a) above, the Committee shall select from time to time, in its sole discretion, for each of the Funds described in Section 3.3(a) above, a commercially available mutual fund or contract or an investment fund established with and administered by an investment manager selected by the Committee. The Investment Return of each such commercially available mutual fund, contract or investment fund shall be used to determine the amount of earnings to be credited to Participants' Accounts under Article IV although nothing set forth in this Plan shall require an actual investment of monies in any such mutual fund or in any other Fund designated as a deemed investment vehicle for Compensation Deferrals.

3.4—Subsequent Elections.

        The Committee may establish rules allowing a Participant to make a subsequent election to postpone payment of Compensation Deferrals under his In-Service Distribution Account(s) and/or his Separation Distribution Account, in accordance with the rules in this Section 3.4; provided that any such subsequent election shall be made in accordance with the requirements of section 409A of the Code and the regulations thereunder and that no subsequent election may result in an impermissible acceleration of payment as described in section 409A of the Code and the regulations thereunder. The following rules shall apply to subsequent elections under the Plan:

          (a)   With respect to Compensation Deferrals under an In-Service Distribution Account, a Participant may make a subsequent election to defer the payment to a later Plan Year or to change the form of payment applicable to such In-Service Distribution Account; provided that (i) the subsequent election must be made at least 12 months prior to the January in which the first scheduled payment was to occur, (ii) the subsequent election may not take effect until at least 12 months after the date on which the election is made, and (iii) except with respect to an election related to payment upon an unforeseeable emergency, the first payment with respect to which such election is made must be deferred for a period of not less than five years from the date such payment would otherwise have been made.

          (b)   A Participant may make a subsequent election to change the date upon which distributions are to commence and/or the form of payment applicable to his Separation Distribution Account as elected pursuant to Section 3.2(a) above; provided that such election to change shall only apply with respect to Compensation Deferrals relating to Compensation earned in the Plan Year following the Plan Year in which the election is made and all subsequent Plan Years unless changed for future Compensation in accordance with this Section 3.4.

          (c)   A Participant may make a subsequent election to change the form of payment applicable to distributions from his Distribution Option Accounts upon Separation from Service pursuant to Sections 3.2(c); provided that such election to change shall only apply with respect to Compensation Deferrals relating to Compensation earned in the Plan Year following the Plan Year in which the election is made and all subsequent Plan Years unless changed for future Compensation Deferrals in accordance with this Section 3.4.

ARTICLE IV
DISTRIBUTION OPTION ACCOUNTS

4.1—Compensation Deferrals.

        The Committee shall establish and maintain separate Distribution Option Accounts with respect to a Participant. A Participant's Distribution Option Accounts may consist of a Separation Distribution Account and/or one or more In-Service Distribution Account(s), as elected by the Participant. Each Participant's Distribution Option Accounts shall be further divided into separate subaccounts ("subaccounts"), each of which corresponds to a Fund elected by the Participant pursuant to Section 3.3(a). A Participant's Distribution Option Account shall be credited as follows:

        As soon as practicable after the end of each calendar month, the Committee shall credit the subaccounts of the Participant's Distribution Option Account with an amount equal to the Base Salary and/or Bonus Compensation that would otherwise have been earned for such calendar month in accordance with the Distribution Option irrevocably elected by the Participant in the Enrollment Agreement and in accordance with the Participant's investment elections under Section 3.3(a). Any amount once taken into account as Base Salary and/or Bonus Compensation for purposes of this Plan shall not be taken into account thereafter. The Participant's Distribution Option Accounts shall be reduced by the amount of payments made by the Company to the Participant or the Participant's Beneficiary pursuant to this Plan.

4.2—Company Contribution.

        A Participant's Distribution Option Account shall be further credited with the Company Contribution for that Participant as follows:

          (a)   As soon as practicable after the end of each calendar month, the Committee shall credit the subaccounts of the Participant's Distribution Option Account with an amount equal to the portion of the Company Contribution, if any, which the Participant elected to be deemed to be invested in a certain type of Fund. A Participant's Company Contribution for any payroll period shall be equal to 50% of the Compensation Deferral by the Participant during such payroll period in accordance with the Participant's election under Section 3.1(a), disregarding any such deferral in excess of 10% of the Participant's Compensation for such payroll period. Company Contributions, when credited, are credited to the Distribution Option Accounts in the same proportion as the Base Salary and/or Bonus Compensation they match;

          (b)   As of the last day of each month, forfeitures that occur under Section 5.2 during such month shall be returned to the Company for its unrestricted use; and

          (c)   Notwithstanding Sections 4.2(a) and (b) above, from time-to-time and in its sole discretion, the Board may provide that additional Company Contributions be credited to some or all Participants, according to the terms and conditions determined by the Board.

4.3—Investment Return.

        Each subaccount of a Participant's Distribution Option Account shall, as of each business day, be credited with earnings and debited with losses in an amount equal to that determined by multiplying the balance credited to such subaccount as of the previous day by the Investment Return for the corresponding Fund pursuant to Section 3.3(a).

ARTICLE V
VESTING

5.1—Compensation Deferral.

        A Participant's Compensation Deferral credited to his or her Distribution Option Account shall be 100% vested at all times.

5.2—Company Contribution.

          (a)   All Company Contributions credited to a Participant's Distribution Option Account shall become nonforfeitable in the following increments: (i) 25% upon the Participant's completion of two Years of Vesting Service, (ii) an additional 25% (50% total) upon completion of three Years of Vesting Service, (iii) an additional 25% (75% total) upon completion of four Years of Vesting Service, and (iv) the Distribution Option Account balance shall be fully nonforfeitable in its entirety on and after the Participant's completion of five Years of Vesting Service.

          (b)   Notwithstanding Section 5.2(a) above, a Participant's Distribution Option Account balance shall be fully nonforfeitable in its entirety should: (i) the Participant die while providing service to the Company, (ii) the Participant become Disabled while providing service to the Company, or (iii) there occur a Change in Control.

          (c)   When a Participant incurs a Separation Date, the portion of the Company Contribution credited to his or her Distribution Option Account which is not vested shall immediately be forever forfeited to the Company, and the Company shall have no obligation to the Participant (or Beneficiary) with respect to such forfeited amount.

ARTICLE VI
DISTRIBUTIONS

6.1—Form and Timing of Distribution.

          (a)   Subject to Section 6.2, in the case of a Participant whose Separation Date occurs on or after eligibility for Retirement and the vested portion of the Participant's Separation Distribution Account exceeds $100,000 (taking into account all deferrals made to the Participant's Separation Distribution Account), the Participant's Separation Distribution Account shall be distributed as of the date and in the form or forms elected by the Participant pursuant to Sections 3.2 and 3.4, as applicable, and shall be paid, or commence to be paid, as soon as reasonably practicable following the date or dates specified by the Participant.

          (b)   Subject to Section 6.2 and to (i) and (ii) below, in the case of a Participant who continues to provide service to the Company and the vested portion of a Participant's In-Service Distribution Account exceeds $25,000 (applied on an Account by Account basis), the vested portion of the Participant's In-Service Distribution Account shall be paid to the Participant as soon as reasonable practicable following the date elected by the Participant pursuant to Sections 3.2 and 3.4, as applicable; provided that if the amount to be distributed does not exceed $25,000, distribution shall be made in a lump sum in accordance with Section 6.2.

            (i)    If the Participant is not fully vested when the In-Service Distribution Account is to be paid, the non-vested portion at the date of first payment will automatically be transferred to the Participant's Separation Distribution Account.

            (ii)   If the Participant incurs a Separation from Service after distribution has commenced in accordance with this Section 6.1(b) but prior to the date on which the Participant's In-Service Distribution Account(s) is fully distributed, distribution of the remaining amounts shall be governed by the Participant's distribution elections under Section 3.2(a) or 3.2(c), as applicable, and shall be distributed in accordance with Section 6.1(a) or 6.1(c), as applicable.

          (c)   In the case of a Participant whose Separation Date occurs prior to the earliest date on which the Participant is eligible for Retirement, other than by reason of death, and the vested portion of the Participant's Distribution Option Accounts exceeds $100,000 (taking into account all deferrals made to the Participant's Distribution Option Accounts), the vested portion of a Participant's Distribution Option Accounts shall be distributed in the form or forms elected by the Participant pursuant to Sections 3.2 and 3.4, as applicable. The unvested portion of any Distribution Option Account shall be forfeited in accordance with Section 5.2.

6.2—Small Benefit Cashout.

          (a)   Notwithstanding any provision of the Plan or election by a Participant to the contrary, in the event the value of the vested portion of a Participant's Separation Distribution Account does not exceed $100,000 (taking into account all deferrals made to the Eligible Employee's Separation Distribution Account) as of the date the Participant's Account becomes distributable, then the vested portion of the Participant's Account shall be paid in a lump sum as soon as reasonably practicable following the date the Participant's Account becomes distributable.

          (b)   Notwithstanding any provision of the Plan or election by a Participant to the contrary, in the event the value of the vested portion of a Participant's In-Service Distribution Account does not exceed $25,000 (applied on an Account by Account basis) as of the date the Participant's Account becomes distributable, then the vested portion of the Participant's Account shall be paid in a lump sum as soon as reasonably practicable following the date the Participant's Account becomes distributable.

6.3—Payout.

          (a)   Any lump sum benefit payable under this Article VI shall be paid in January of the Plan Year elected by the Participant pursuant to Sections 3.2 and 3.4, as applicable, in an amount equal to the vested value of the portion of such Distribution Option Account being distributed as of the business day the Funds are deemed to be liquidated to make the payment.

          (b)   Installment payments, if any, payable under this Article VI shall commence in January of the Plan Year elected by the Participant pursuant to Sections 3.2 and 3.4, as applicable, in an amount equal to (i) the vested value of such portion of such Distribution Option Account being distributed as of the business day the Funds are deemed to be liquidated to make the payment, divided by (ii) the number of installment payments elected by the Participant in the Enrollment Agreement pursuant to which such Distribution Option Account was established. The remaining installments shall be paid in an amount equal to (i) the vested value of such portion of the Distribution Option Account being distributed as of the business day the Funds are deemed to be liquidated to make the payment divided by (ii) the number of installments remaining.

6.4—Distributions to Key Employees.

        Notwithstanding any provision of the Plan to the contrary, distributions under Sections 6.1(a) and 6.1(c) to Participants who are Key Employees shall be postponed to a date that is not less than 6 months following the Participant's Separation Date.

6.5—Financial Hardship of Participant.

          (a)   At any time prior to commencement of payment pursuant to this Article VI, a Participant may request payment to him or her of all or a portion of the amounts that the Participant has deferred under the Plan. The decision to approve or deny such a request shall be in the absolute discretion of the Committee. However, such a request shall be approved only upon a finding that the Participant has suffered a severe financial hardship which has resulted from an illness or accident of the Participant, the Participant's spouse, or a dependent (as defined in section 152(a) of the Code) of the Participant, loss of the Participant's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the Participant's control, and then only in an amount necessary to eliminate such hardship plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or by liquidation of the Participant's assets (to the extent the liquidation of such assets would not itself cause severe financial hardship). In the event such a request is approved, payment of all or a portion of the amounts previously deferred by the Participant, with credited interest, to the extent approved by the Committee, shall be made as soon as practicable to the Participant. Amounts otherwise payable to a Participant hereunder shall be adjusted (as determined by the Committee in its absolute discretion) to take into account such financial hardship payment. The Committee shall administer hardship distribution requests consistently with section 409A of the Code and the regulations thereunder.

          (b)   If a Participant elects to take a hardship distribution prior to June 30 of any Plan Year, the Participant shall be suspended from participation in the Plan for the remainder of the Plan Year in which the hardship distribution occurs. If a Participant elects to take a hardship distribution on or after June 30 of any Plan Year, the Participant shall be suspended from Participation in the Plan for the remainder of the Plan Year in which the hardship distribution occurs and the following Plan Year.

6.6—Permissible Distribution Event.

        Notwithstanding any provision of the Plan to the contrary, no distributions shall be made except upon a specified date or event as permitted pursuant to section 409A of the Code and the regulations thereunder.

6.7—Payment by Trust.

        The Company may cause the payment of benefits under this Plan to be made in whole or in part by the trustee of a trust designated by the Committee (the "Trust"). The Committee may direct the Trustee to pay the Participant's or Beneficiary's benefit at the time and in the amount described herein. In the event the amounts allocated to the Participant under the Trust are not sufficient to provide the full amount of benefit payable to the Participant, the Company shall pay the remainder of such benefit.

6.8—Inability to Locate Participant.

        In the event that the Committee is unable to locate a Participant or Beneficiary within two years following the date the Participant was to commence receiving payment, the entire amount allocated to the Participant's Deferral Account and Company Contribution Account shall be forfeited. If, after such forfeiture, the Participant or Beneficiary later claims such benefit, such benefit shall be reinstated without interest or earnings from the date payment was to commence pursuant to the Participant's elections under Sections 3.2 and 3.4, as applicable.

ARTICLE VII
CHANGE IN CONTROL

        In the event of a Change in Control, any Participant shall receive a distribution of 100% of the value of the Participant's Distribution Option Accounts at the time of the distribution. Such distribution shall be made in a lump sum within 30 days following the date the Change in Control is consummated, in an amount equal to the value of such Distribution Option Accounts as of the business day the Funds are deemed to be liquidated to make the payment.

ARTICLE VIII
DEATH BENEFITS

        Upon the death of a Participant before his or her Distribution Option Account(s) has been paid in full (either in a lump sum or installment payments), his or her Beneficiary shall receive the balance of the Participant's vested Account as of the date of death, as adjusted by subsequent gains or losses prior to distribution, in the form of a lump sum payment as soon as reasonably practicable following the date of the Participant's death.

ARTICLE IX
CLAIMS PROCEDURES

9.1—Claims.

        A Participant or, following the Participant's death, a Beneficiary (collectively referred to in this section as "Claimant") may submit a claim for benefits under the Plan. Any claim for benefits under this Plan shall be made in writing to the Committee. If such claim for benefits is wholly or partially denied, the Committee shall, within 90 days after receipt of the claim, notify the Claimant of the denial of the claim unless special circumstances require an extension of time for processing the claim, which extension shall not exceed 180 days from receipt of the claim. If such extension is required, written notice of the extension shall be furnished to the Claimant prior to the termination of the initial 90-day period and shall indicate the special circumstances requiring an extension of time and the date by which the Committee expects to render a final decision. A notice of denial shall be in writing, shall be written in a manner calculated to be understood by the Claimant, and shall contain the specific reason or reasons for denial of the claim, a specific reference to the pertinent Plan provisions upon which the denial is based, a description of the additional material or information (if any) necessary to perfect the claim, together with an explanation of why such material or information is necessary, and an explanation of the claims review procedure set forth below, including a statement of the Claimant's right to bring a civil action under section 502(a) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") following an adverse benefit determination on review.

9.2—Appeal.

        Within 60 days after the receipt by a Claimant of a written notice of denial of a claim, the Claimant may file a written request with the Committee that it conduct a full and fair review of the denial of the claim for benefits. The Claimant, or duly authorized representative, shall receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant to the Claimant's claim for benefits. The Claimant, or duly authorized representative may also submit written comments, documents, records and other information relating to the claim for benefits, and the review will take into account such items whether or not they were considered in the initial benefit determination.

        The Committee shall deliver to the Claimant, or authorized representative, a written decision on the claim within 60 days after the receipt of the request for review, except that if there are special circumstances that require an extension of time, the 60-day period may be extended to 120 days. If such extension is required, written notice shall be furnished to the Claimant, or authorized representative, prior to the termination of the initial 60-day period and shall indicate the special circumstances requiring an extension of time and the date by which the final decision will be rendered. The decision shall be written in a manner calculated to be understood by the Claimant, include the specific reason or reasons for the decision, include a statement that the Claimant is entitled to receive upon request and free of charge, access to and copies of all documents and other information relevant to the claim, contain a specific reference to the pertinent Plan provisions upon which the decision is based, and include a statement describing any voluntary appeal procedures offered by the Plan and a statement of the Claimant's right to bring an action under section 502(a) of ERISA.

9.3—Authority.

        The Committee, in determining claims for benefits, shall have the complete discretion to review and determine related factual questions, to construe the terms of the Plan, and to bind the Company with respect to the Plan.

ARTICLE X
ADMINISTRATION

10.1—Committee.

        A committee shall be appointed by, and serve at the pleasure of, the Board. The number of members comprising the Committee shall be determined by the Board which may from time to time vary the number of members. A member of the Committee may resign by delivering a written notice of resignation to the Board. The Board may remove any member by delivering a certified copy of its resolution of removal to such member. Vacancies in the membership of the Committee shall be filled promptly by the Board.

10.2—Committee Action.

        The Committee shall act at meetings by affirmative vote of a majority of the members of the Committee. Any action permitted to be taken at a meeting may be taken without a meeting if, prior to such action, a written consent to the action is signed by all members of the Committee and such written consent is filed with the minutes of the proceedings of the Committee. A member of the Committee shall not vote or act upon any matter which relates solely to himself or herself as a Participant. The Chairman or any other member or members of the Committee designated by the Chairman may execute any certificate or other written direction on behalf of the Committee.

10.3—Powers and Duties of the Committee.

          (a)   The Committee, on behalf of the Participants and their Beneficiaries, shall enforce the Plan in accordance with its terms, shall be charged with the general administration of the Plan, and shall have all powers necessary to accomplish its purposes, including, but not by way of limitation, the following:

      (i)
      To select the mutual funds, contracts or investment funds to be the Funds in accordance with Section 3.3(b) hereof;

      (ii)
      To construe and interpret the terms and provisions of this Plan and to make factual determinations;

      (iii)
      To compute and certify to the amount and kinds of benefits payable to Participants and their Beneficiaries;

      (iv)
      To maintain all records that may be necessary for the administration of the Plan;

      (v)
      To provide for the disclosure of all information and the filing or provision of all reports and statements to Participants, Beneficiaries or governmental agencies as shall be required by law;

      (vi)
      To make and publish such rules for the regulation of the Plan and procedures for the administration of the Plan as are not inconsistent with the terms hereof; and

      (vii)
      To appoint a plan administrator or any other agent, and to delegate to them such powers and duties in connection with the administration of the Plan as the Committee may from time to time prescribe.

      (viii)
      On behalf of the Company, to select those Highly Compensated Employees who shall be Eligible Employees.

10.4—Construction and Interpretation.

          (a)   The Committee shall have full discretion to construe and interpret the terms and provisions of this Plan, which interpretation or construction shall be final and binding on all parties, including but not limited to, the Company and any Participant or Beneficiary. The Committee shall administer such terms and provisions in a uniform and nondiscriminatory manner and in full accordance with any and all laws applicable to the Plan.

          (b)   Nothing contained in the Plan shall be construed to prevent the Company from taking any action which is deemed by it to be appropriate or in its best interest. No Participant, Beneficiary, or other person shall have any claim against the Company as a result of such action. Any decisions, actions or interpretations to be made under the Plan by the Company or the Board, or the Committee acting on behalf of the Company, shall be made in its respective sole discretion, not as a fiduciary, need not be uniformly applied to similarly situated individuals and shall be final, binding and conclusive on all persons interested in the Plan.

10.5—Information.

        To enable the Committee to perform its functions, the Company shall supply full and timely information to the Committee on all matters relating to the Compensation of all Participants, their death, Disability, or other cause of termination, and such other pertinent facts as the Committee may require.

10.6—Compensation, Expenses and Indemnity.

          (a)   The Committee is authorized at the expense of the Company to employ such legal counsel as it may deem advisable to assist in the performance of its duties hereunder. Expenses and fees in connection with the administration of the Plan shall be paid by the Company.

          (b)   To the extent permitted by applicable state law, the Company shall indemnify and save harmless the Committee and each member thereof, the Board and any delegate of the Committee who is an employee of the Company against any and all expenses, liabilities and claims, including legal fees to defend against such liabilities and claims arising out of their discharge in good faith of responsibilities under or incident to the Plan, other than expenses and liabilities arising out of willful misconduct. This indemnity shall not preclude such further indemnities as may be available under insurance purchased by the Company or provided by the Company under any bylaw, agreement or otherwise, as such indemnities are permitted under state law.

10.7—Quarterly Statements.

        Under procedures established by the Committee, a Participant shall receive a statement with respect to such Participant's Accounts on a quarterly basis as of each March 31, June 30, September 30 and December 31.

ARTICLE XI
MISCELLANEOUS

11.1—Unsecured General Creditor.

        Participants and their Beneficiaries, heirs, successors, and assigns shall have no legal or equitable rights, claims, or interest in any specific property or assets of the Company. No assets of the Company shall be held under any trust, or held in any way as collateral security for the fulfilling of the obligations of the Company under this Plan. Any and all of the Company's assets shall be, and remain, the general unpledged, unrestricted assets of the Company. The Company's obligation under the Plan shall be merely that of an unfunded and unsecured promise of the Company to pay money in the future, and the rights of the Participants and Beneficiaries shall be no greater than those of unsecured general creditors.

11.2—Restriction Against Assignment.

        The Company shall pay all amounts payable hereunder only to the person or persons designated by the Plan and not to any other person or corporation. No part of a Participant's Accounts shall be liable for the debts, contracts, or engagements of any Participant, his or her Beneficiary, or successors in interest, nor shall a Participant's Accounts be subject to execution by levy, attachment, or garnishment or by any other legal or equitable proceeding, nor shall any such person have any right to alienate, anticipate, commute, pledge, encumber, or assign any benefits or payments hereunder in any manner whatsoever. If any Participant, Beneficiary or successor in interest is adjudicated bankrupt or purports to anticipate, alienate, sell, transfer, assign, pledge, encumber or charge any distribution or payment from the Plan, voluntarily or involuntarily, the Committee, in its discretion, may cancel such distribution or payment (or any part thereof) to or for the benefit of such Participant, Beneficiary or successor in interest in such mariner as the Committee shall direct.

11.3—Withholding.

        There shall be deducted from each payment made under the Plan or any other compensation payable to the Participant (or Beneficiary) all taxes which are required to be withheld by the Company in respect to such payment or this Plan. The Company shall have the right to reduce any payment (or compensation) by the amount of cash sufficient to provide the amount of said taxes.

11.4—Amendment, Modification, Suspension or Termination.

        It is the intention of the Company to continue the Plan and to distribute benefits to Participants in accordance with Article 6 in the absence of the development of circumstances concerning construction or operation of the Plan which are materially adverse to the Company or the Participants. However, the Committee or the Board may at any time, or from time to time, in its sole discretion amend or terminate the Plan in any manner that the Committee or Board deems appropriate, including amending or terminating outstanding deferral elections, if necessary or appropriate to comply with changes to applicable law, without the consent of any Participant. In the event the Committee or the Board acts to terminate the Plan, distribution to Participant shall be made in accordance with Article 6, unless an alternative method of distribution is permitted under applicable law.

11.5—Governing Law.

        This Plan shall be construed, governed and administered in accordance with the laws of the State of California.

11.6—Receipt or Release.

        Any payment to a Participant or the Participant's Beneficiary in accordance with the provisions of the Plan shall, to the extent thereof, be in full satisfaction of all claims against the Committee, the Company and the Trustee. The Committee may require such Participant or Beneficiary, as a condition precedent to such payment, to execute a receipt and release to such effect.

11.7—Payments on Behalf of Persons Under Incapacity.

        In the event that any amount becomes payable under the Plan to a person who, in the sole judgement of the Committee, is considered by reason of physical or mental condition to be unable to give a valid receipt therefore, the Committee may direct that such payment be made to any person found by the Committee, in its sole judgement, to have assumed the care of such person. Any payment made pursuant to such determination shall constitute a full release and discharge of the Committee and the Company.

11.8—Headings.

        Headings and subheadings in this Plan are inserted for convenience of reference only and are not to be considered in the construction of the provisions hereof.

        IN WITNESS WHEREOF, the Company has caused this document to be executed by its duly authorized officer to be effective as of the Effective Date stated herein.

HILTON HOTELS CORPORATION

By:	/s/ MOLLY MCKENZIE-SWARTS
Its:	Senior Vice President, Human Resources

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  Exhibit 4.1